
07006670

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49874

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY).

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Clayton, Dunning & Company, Inc.**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)

2901 South Bayshore Drive, #1E
(No. and Street)

Miami	FL	33133
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Lau (305)448-9105
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
APR 17 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sherb & Co., LLP
(Name – *if individual state last, first, middle name*)

805 Third Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- X Certified Public Accountant
- __ Public Accountant
- __ Accountant not resident in United States or any of its possessions

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 3 0 2007
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

OATH OR AFFIRMATION

I, **Robert Lau**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **Clayton, Dunning & Company, Inc.**, as of **December 31, 2006** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Robert C Lau

Signature

Chief Financial Officer

Title



NOTARY PUBLIC STATE OF FLORIDA
YAHAYRA CRISTINA ALVAREZ
MY COMMISSION # DD404018
EXPIRES: Mar. 7, 2009
(407) 398-0153
Florida Notary Service.com

Notary Public Yahayra Alvarez

This report** contains (check all applicable boxes):

- X (a) Facing page
- X (b) Statement of Financial Condition
- X (c) Statement of Income (Loss)
- X (d) Statement of Changes in Financial Condition
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- X (g) Computation of Net Capital
- X_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- X_ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- X (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- __ (m) A copy of the SICP Supplemental Report
- __ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and stockholder
Clayton, Dunning & Company, Inc.
New York, NY

We have audited the accompanying statement of financial condition of Clayton, Dunning & Company, Inc. (a wholly-owned subsidiary of Clayton Dunning Group, Inc) as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clayton, Dunning & Company, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has incurred significant losses as more fully described in Note 2. These issues among others raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Sherb & Co., LLP

New York, New York
March 25, 2007

CLAYTON, DUNNING & COMPANY, INC.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Assets	
Current Assets	
Cash and cash equivalents	$ 663
Commissions receivable	6,447
Deposits with clearing organization	100,000
Due from related party	25,283
Total Current Assets	132,393
Furniture and equipment, at cost	
Furniture and equipment	30,242
Less accumulated depreciation	(12,701)
Total furniture and equipment	17,541
Total assets	$ 149,934

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accounts payable	$ 17,647
Accrued expenses	13,000
Commissions payable	12,600
Due to related party	4,645
Total liabilities	47,892
Stockholder's equity	
Common stock, $.001 par value; authorized 10,000,000 shares 10,000,000 shares issued and outstanding	10,000
Additional paid-in capital	797,708
Accumulated deficit	(705,666)
Total stockholder's equity	102,042
Total liabilities and stockholder's equity	$ 149,934

See accompanying notes to financial statements

CLAYTON, DUNNING & COMPANY, INC.

(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2006

Revenues:		
Commissions	$	580,494
Administrative and advisory fees		5,008
Total revenues		585,502
Expenses:		
Commissions to agents/representatives		235,481
Employee compensation and benefits		144,169
Taxes other than income taxes		14,514
Insurance		11,538
Regulatory fees and expenses		24,066
Bank charges and other charges		964
Professional fees		8,076
Office expenses		6,246
Travel and entertainment		3,782
Postage and shipping		805
Maintenance		187
Telephone and internet		33,750
Depreciation		5,962
General and administrative		107,996
Rent		72,785
Management fees		4,646
Impairment of Goodwill		8,000
Legal claim		13,000
Total expenses		695,967
Operating loss before income taxes		(110,465)
Provision for income taxes		-
Net loss	$	(110,465)

See accompanying notes to financial statements

CLAYTON, DUNNING & COMPANY, INC.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock - No Par Value		Additional Paid-in	Accumulated	Total Stockholder's
	Shares	Amount	Capital	Deficit	Equity
Balance, December 31, 2005	10,000,000	$ 10,000	$ 762,708	$ (595,201)	$ 177,507
Capital Contribution			35,000		35,000
Net loss				(110,465)	(110,465)
Balance, December 31, 2006	10,000,000	$ 10,000	$ 797,708	$ (705,666)	$ 102,042

See accompanying notes to financial statements

CLAYTON, DUNNING & COMPANY, INC.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities:		
Net loss	$	(110,465)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		5,962
Impairment expense		8,000
Changes in assets and liabilities:		
(Increase) decrease in:		
Commissions receivable		65,866
Security deposits		33,682
Other assets		6,149
Increase (decrease) in:		
Commissions payable		(36,724)
Accounts payable and accrued expenses		7,665
Due to related party		4,645
Other payable		7,521
Net cash used in operating activities		(7,699)
Cash flows from financing activities:		
Capital contribution		35,000
Payment to parent		(40,000)
Net cash used in financing activities		(5,000)
Net decrease in cash		(12,699)
Cash, beginning of year		13,362
Cash, end of year	$	663
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$	-
Income Taxes	$	-

See accompanying notes to financial statements

NOTE 1 - DESCRIPTION OF BUSINESS

Clayton, Dunning & Company, Inc. (the "Company") was incorporated in the state of Florida. The Company is a registered broker/dealer, with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. engaged in the business of selling securities and advising clients on investment banking deals.

The Company is a wholly-owned subsidiary of Clayton Dunning Group, Inc. ("parent company") a publicly owned Nevada Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation / Going Concern

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which contemplate continuation of the Company as a going concern. The Company has incurred recurring operating losses and shareholder's deficiencies and will have to obtain additional capital to sustain operations. Management expects to incur additional losses in the foreseeable future and recognizes the need to raise capital to remain viable. The Company has significantly decreased its costs and revenues. As of December 31, 2006 the Company had no administrative staff on its payroll, has a minimal amount of broker dealers, and had closed its New York City office and was conducting limited business activities from its Miami office. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Report of Independent Auditors includes an explanatory paragraph to their audit opinion issued in connection with our 2006 financial statements that states that we do not have significant cash or other material assets to cover our operating costs. Our ability to obtain additional funding will largely determine our ability to continue in business. Accordingly, there is substantial doubt about our ability to continue as a going concern. Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of securities and collecting fees for investment banking deals three months or less to be cash equivalents. There were no cash equivalents at December 31, 2006.

Equipment

Equipment was recorded on the basis of original cost less allowances for depreciation. Depreciation is calculated using the straight-line method over the useful lives of the assets of five years.

Revenue Recognition

The Company generates commission income from sales and purchases of securities and earns commission from investment deals on behalf of customers. Commissions are recorded on a trade date basis. The Company also earns revenue from investment banking, financial advisory and consulting which can be transaction oriented or paid periodically. Retainer fees for investment banking, financial advisory and consulting are recognized when earned and generally are received the same day as when the underlying transaction is completed. Investment banking success fees are based on a percentage of the total value of a transaction and are recognized upon completion of such investment banking transaction. If the Company received equity rights as part of an investment banking relationship the receipt of such equity rights would be recorded as income at the then fair value of such equity rights received. To date we have not received equity as part of our compensation. Additional periodic fees from

mutual funds based upon the customers investment maintained at such mutual fund would be recorded when earned, although such periodic fees received from mutual fund companies are less than $1,000 per annum.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Furthermore, the Company, a clearing house, and a broker dealer, have been named defendants in a customer arbitration. This claim resulted from the actions of a broker dealer of the Company. In addition, under the Company registered representatives contract, each registered representative has indemnified the Company for these claims. In accordance with Statement of Financial Accounting Standards ("SFAS") No. 5 "Accounting for Contingencies," the Company has established liabilities for potential losses from such complaints, legal actions, investigations and proceedings. In establishing these liabilities, the Company's management uses its judgment to determine the probability that losses have been incurred and a reasonable estimate of the amount of losses. In making these decisions, the Company bases its judgments on its knowledge of the situations, and its historical experience in resolving similar matters. The Company has yet to hire any legal counsel in regards to this case. In many lawsuits, arbitrations and regulatory proceedings, it is not possible to determine whether a liability has been incurred or to estimate the amount of that liability until the matter is close to resolution. However, accruals are reviewed regularly and are adjusted to reflect the Company's estimates of the impact of developments, rulings, advice of counsel and any other information pertinent to a particular matter. Because of the inherent difficulty in predicting the ultimate outcome of legal and regulatory actions, the Company cannot predict with certainty the eventual loss or range of loss related to such matters. If the Company's judgments prove to be incorrect, its liability for losses and contingencies may not accurately reflect actual losses that result from these actions, which could materially affect results in the period other expenses are ultimately determined. As of December 31, 2006, the Company has accrued approximately $13,000 for this matter which is half of the damages claimed by the plaintiff. A majority of these claims are covered by the Company's errors and omissions insurance policy. While the Company will vigorously defend itself in the matter, and will assert insurance coverage and indemnification to the maximum extent possible, there can be no assurance that these lawsuits and arbitrations will not have a material adverse impact on its financial position.

Fair Value of Financial Instruments

The carrying amounts of financial instruments, including cash and cash equivalents, commissions receivable, commissions payable and accounts payable, approximated fair value as of December 31, 2006.

Income Taxes

The Company files a consolidated federal income tax return and a combined return for state and local purposes with the Parent Company. During the year, the Company entered into a tax sharing agreement with the Parent Company whereby the Company computes a separate federal, state and local income tax liability/benefit which is reflected as an intercompany receivable/payable to the Parent Company to the extent that there is a consolidated income tax liability/benefit.

Both the Company and the Parent had losses for calendar 2006. There was no income tax liability/benefit to record.

The Company accounts for income taxes under the Financial Accounting Standards Board Statement of Financial Accounting Standards Number 109, "Accounting for Income Taxes" ("Statement No. 109"). Under Statement No. 109, deferred tax assets and liabilities are recognized for the future tax

consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those assets or liabilities are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Impairment of Intangible Assets

Impairment of intangible assets results in a charge to operations whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of an asset to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The measurement of the future net cash flows to be generated is subject to management's reasonable expectations with respect to the Company's future operations and future economic conditions which may affect those cash flows. The Company tests goodwill for impairment annually or more frequently whenever events occur or circumstances change, which would more likely than not reduce the fair value of a reporting unit below its carrying amount. The measurement of fair value in lieu of a public market for such assets or a willing unrelated buyer relies on management's reasonable estimate of what a willing buyer would pay for such assets. Management's estimate is based on its knowledge of the industry, what similar assets have been valued in sales transactions, current market conditions and independent valuations. The Company adopted SFAS No. 142 in July 2001, which requires that goodwill and intangible assets with indefinite lives will no longer be amortized but will be subject to impairment review. Long-lived tangible assets and intangible assets with definite lives will be subject to impairment under SFAS No. 144.

As of December 31, 2006, the state of the business, the projected shortage of short term and future cash, the anticipation of continued losses and the reduced level of sales indicated that without ongoing investment, a source for which had not been identified, the business was not a going concern and that there was no utility to the value of the goodwill. We determined the company's projections for cash flow was insufficient to support the goodwill as an asset and that a goodwill impairment write-off was required. Pursuant to the impairment tests, goodwill of $8,000 was written off.

NOTE 3 -RECEIVABLES AND DEPOSITS WITH CLEARING ORGANIZATIONS

As required by its clearing organization, a deposit of $100,000 exists at First Southwest Company.

The Company conducts business with its clearing broker on behalf of its customers and for its own proprietary accounts. The Company earns commissions as an introducing broker for the transactions of its customers. The clearing and depository operations for the Company's customer accounts and proprietary transactions are performed by its clearing broker pursuant to a clearance agreement.

The Company has agreed to indemnify its clearing broker for losses the clearing broker may sustain as a result of the failure of the Company's customers to satisfy their obligations in connection with their securities transactions.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the clearing broker to obtain additional collateral from the Company's customers.

The Company clears all of its customer securities transactions through another broker-dealer on a fully disclosed basis. At no time is the Company in possession of customer funds.

The Company has a $6,447 receivable from their clearing organizations at December 31, 2006 which consists primarily of the Company's net commissions due from customer trades.

NOTE 4 –RELATED PARTY TRANSACTIONS

Effective November 30, 2006, the Company entered into a management agreement with a related party, Pentagon Ventures LLC ("Pentagon"), related to the opening of a branch office of the Company in New York City. Pentagon is responsible for running all related broker / dealer operations of the branch under the Company's name. Under this agreement, Pentagon Company will receive a fee of 82.5% of the first $10,000 each production month of gross commissions and fees and 90% of any commissions in excess of $10,000 each production month of gross commissions and fees produced by Pentagon. As of December 31, 2006 the Company has accrued $4,645 related to the management fees due to the related party.

NOTE 5 –EQUIPMENT

Equipment consists of the following:

	Estimated Useful Life (Years)	
Computers & Furniture	5	$30,242
Less: accumulated depreciation		(12,702)
		$17,540

Depreciation expense for the year ended December 31, 2006 was $5,963.

NOTE 6 – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets as of December 31, 2006 are as follows:

Deferred tax assets:		
Net operating loss carry-forwards	$	230,000)
Less valuation allowance		(230,000)
Net deferred tax assets	$	-

The net change in the valuation allowance during the year ended December 31, 2006 was an increase of $30,000.

The reconciliation of the income tax computed at the U.S. federal statutory rate to income tax expense for the period ended December 31, 2006:

Tax benefit at federal statutory rate (34%)	$	30,000
Change in valuation allowance		(30,000)
Net income tax benefit	$	-

FASB No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, management has determined that a full valuation allowance at December 31, 2006 is necessary to reduce the deferred tax assets to the amount that will more likely than not be realized. At December 31, 2006 the Company has available net operating loss carry-forwards of approximately $671,000 which expire beginning in the year 2024.

These carry-forwards are subject to possible limitation on annual utilization if there are "equity structural shifts" or "owner shifts" involving "5% shareholders" (as these terms are defined in Section 382 of the Internal Revenue Code).

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $59,218 which was $54,218, in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .50 to 1.

NOTE 8 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter party.

The Company maintains its cash in bank accounts at high credit quality financial institutions. The balances at times may exceed federally insured limits.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

Operating leases: The Company's principal executive office is at 2901 South Bayshore Drive, #1E, Miami, Florida 33133. The lease expires in September 2007. The lease is in the name of the principal officer which is used for his personnel purposes as well as the Company's use of the space for its main office. The Company does not incur any cost for the use of this space. As of December 1, 2006 the Company also occupied office space in New York at an annual cost of $61,908 plus $6,969 for utilities, plus escalations. This office closed as of December 1, 2006 and in the negotiation to end the lease early, the Company forfeited the security deposit of $33,682. Total rent expense for the year ended December 31, 2006 amounted to $72,785.

NOTE 10 – FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK, CONCENTRATION, RISK AND CREDIT RISK

In the normal course of business, the Company's securities involve the execution and settlement of various securities transactions for customers. These activities may expose the Company to risk in the event customers, other brokers and dealers, banks, depositories or clearing organizations are unable to fulfill their contractual obligations. The Company continuously monitors the credit-worthiness of customers and third party providers. Additionally, substantially all of the Company's cash and securities are held with its clearing broker.

If the agency transactions do not settle because of failure to perform by either the customer or the counter parties, the company may be obligated to discharge the obligation of the non-performing party and, as a result, may incur a loss if the market value of the security is different from the contract amount of the transactions.

Financial instruments that potentially subject the Company to concentrations of credit risk consist of trade receivables. The majority of the Company's trade receivables are commissions earned from providing financial planning services that include securities/brokerage services. As a result of the diversity of services, markets and the wide variety of customers, the Company does not consider itself to have any significant concentration of credit risk.

NOTE 11 – STOCKHOLDERS EQUITY

On October 15, 2004, the Company amended its articles of incorporation to increase the number of authorized shares to 10,000,000.

During the year ended December 31, 2006, the Company received capital contributions from Clayton Dunning Group, Inc., the parent company, a total of $35,000.

SUPPLEMENTARY INFORMATION

CLAYTON, DUNNING & COMPANY, INC.
(A wholly-owned subsidiary of Clayton Dunning Group, Inc.)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2006

Net capital computation:

Total Stockholder's Equity	$	102,042
Deductions and/or charges:		
Non-allowable assets:		
Related party receivable		25,283
Other assets		-
Property and equipment		17,541
Total non-allowable assets		42,824
Net capital before haircuts on securities positions		59,218
Haircuts on securities:		
Money market account		-
Total haircuts on securities		-
Net capital		59,218
Required minimum capital		5,000
Excess net capital	$	54,218

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$	47,892
Total aggregate indebtedness	$	47,892
Ratio of aggregate indebtedness to net capital		.80 to 1

Reconciliation:

Net capital, per unaudited December 31, 2006 FOCUS report, as filed	$	71,435
Net audit adjustments		(12,217)
Net capital, per December 31, 2006 audited report, as filed	$	59,218

The Company did not make a computation for determining the reserve requirement to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through First Southwest Company or Terra Nova Lending, LLC on a fully disclosed basis.

The Company did not supply information relating to the possession or control requirements under Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(2)(i) of Rule 15c3-3 i.e., as all customer transactions are cleared through First Southwest Company or Terra Nova Lending, LLC on a fully disclosed basis.



SHERB & CO., LLP

Certified Public Accountants

805 Third Avenue
New York, NY 10022
Tel: 212-838-5100
Fax: 212-838-2676
e-mail: info@sherbcpa.com

Offices in New York and Florida

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors and Stockholder
Clayton, Dunning & Company, Inc.
New York, NY

In planning and performing our audit of the financial statements and supplemental schedules of Clayton, Dunning & Company, Inc., a wholly owned subsidiary of Clayton'Dunning Group, Inc., for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Member, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



New York, New York
March 25, 2007

END